MAY 3 0 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.


03020907

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for May 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
JUN 0 2 2003
THOMSON
FINANCIAL



SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MAY 30TH, 2003.

CWMBS, INC.



By: ________________
Name: Darren Bigby
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by COUNTRYWIDE SECURITIES CORPORATION	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWMBS, INC.

ALTERNATIVE LOAN TRUST 2003-12CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-30


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_12CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/dcals Date: 05/22/2003 16:05:08

Bond: IA1 Balance: 676,089,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 5.95 WAM: 316.84

Months 480	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 45.00	CPR 50.00
101-15.50	5.315	5.221	5.114	4.997	4.868	4.727	4.571	4.400	4.220	4.027
101-19.50	5.298	5.198	5.085	4.959	4.822	4.671	4.505	4.323	4.131	3.926
101-23.50	5.282	5.175	5.055	4.922	4.776	4.616	4.440	4.246	4.043	3.825
101-27.50	5.266	5.153	5.025	4.885	4.730	4.561	4.374	4.169	3.954	3.724
101-31.50	5.249	5.130	4.996	4.847	4.685	4.506	4.309	4.093	3.866	3.623
102-03.50	5.233	5.108	4.966	4.810	4.639	4.451	4.244	4.017	3.778	3.522
102-07.50	5.217	5.085	4.937	4.773	4.594	4.397	4.180	3.941	3.690	3.422
102-11.50	5.200	5.063	4.908	4.736	4.548	4.342	4.115	3.865	3.603	3.322
102-15.50	5.184	5.040	4.879	4.700	4.503	4.288	4.050	3.789	3.516	3.222
102-19.50	5.168	5.018	4.849	4.663	4.458	4.234	3.986	3.714	3.429	3.123
102-23.50	5.152	4.996	4.820	4.626	4.413	4.180	3.922	3.639	3.342	3.024
*102-27.50	5.136	4.974	4.791	4.590	4.368	4.126	3.858	3.564	3.255	2.925
102-31.50	5.119	4.952	4.762	4.553	4.324	4.072	3.794	3.489	3.169	2.826
103-03.50	5.103	4.930	4.734	4.517	4.279	4.018	3.731	3.414	3.083	2.728
103-07.50	5.087	4.908	4.705	4.481	4.235	3.965	3.667	3.340	2.997	2.630
103-11.50	5.071	4.886	4.676	4.444	4.190	3.911	3.604	3.265	2.911	2.532
103-15.50	5.055	4.864	4.647	4.408	4.146	3.858	3.541	3.191	2.826	2.434
103-19.50	5.039	4.842	4.619	4.372	4.102	3.805	3.478	3.117	2.740	2.337
103-23.50	5.024	4.820	4.590	4.336	4.058	3.752	3.415	3.043	2.655	2.240
103-27.50	5.008	4.798	4.562	4.301	4.014	3.699	3.352	2.970	2.570	2.143
103-31.50	4.992	4.776	4.534	4.265	3.970	3.646	3.290	2.896	2.486	2.046
104-03.50	4.976	4.755	4.505	4.229	3.926	3.594	3.227	2.823	2.401	1.950
104-07.50	4.960	4.733	4.477	4.194	3.883	3.541	3.165	2.750	2.317	1.853
AVG LIFE	11.36	7.47	5.30	3.98	3.12	2.52	2.07	1.74	1.48	1.29
DURATION	7.51	5.46	4.18	3.32	2.70	2.25	1.89	1.61	1.40	1.22
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	1/33	5/11	6/09	5/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_12CB_FIN 30 year 5.7's

User ID: kleibowi Deals Directory: /opt/intex/deals Date: 05/22/2003 16:05:10

Bond: IIA1 Balance: 183,307,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 5.95 WAM: 316.84

Months 480	CPR 5.00	CPR 10.00	CPR 15.00	CPR 20.00	CPR 25.00	CPR 30.00	CPR 35.00	CPR 40.00	CPR 45.00	CPR 50.00
101-16	4.699	4.615	4.520	4.413	4.294	4.161	4.014	3.850	3.675	3.487
101-20	4.675	4.586	4.485	4.371	4.243	4.102	3.944	3.770	3.583	3.382
101-24	4.651	4.557	4.449	4.328	4.193	4.042	3.875	3.690	3.492	3.278
101-28	4.627	4.528	4.414	4.285	4.142	3.983	3.806	3.610	3.400	3.174
102- 0	4.604	4.498	4.378	4.243	4.092	3.924	3.737	3.530	3.309	3.070
102- 4	4.580	4.469	4.343	4.201	4.042	3.865	3.669	3.451	3.218	2.967
102- 8	4.557	4.440	4.308	4.158	3.992	3.806	3.600	3.372	3.127	2.864
102-12	4.533	4.411	4.273	4.116	3.942	3.748	3.532	3.293	3.037	2.761
102-16	4.510	4.383	4.238	4.074	3.892	3.689	3.464	3.214	2.946	2.658
102-20	4.487	4.354	4.203	4.032	3.842	3.631	3.396	3.135	2.856	2.556
102-24	4.463	4.325	4.168	3.991	3.793	3.573	3.328	3.057	2.767	2.454
*102-28	4.440	4.296	4.133	3.949	3.743	3.515	3.260	2.978	2.677	2.352
103- 0	4.417	4.268	4.098	3.907	3.694	3.457	3.193	2.900	2.588	2.251
103- 4	4.394	4.239	4.064	3.866	3.645	3.399	3.126	2.823	2.499	2.149
103- 8	4.370	4.211	4.029	3.824	3.596	3.341	3.059	2.745	2.410	2.048
103-12	4.347	4.182	3.994	3.783	3.547	3.284	2.992	2.667	2.321	1.948
103-16	4.324	4.154	3.960	3.742	3.498	3.227	2.925	2.590	2.233	1.847
103-20	4.301	4.126	3.926	3.701	3.449	3.169	2.858	2.513	2.144	1.747
103-24	4.278	4.098	3.891	3.660	3.401	3.112	2.792	2.436	2.056	1.647
103-28	4.256	4.069	3.857	3.619	3.352	3.056	2.726	2.360	1.969	1.547
104- 0	4.233	4.041	3.823	3.578	3.304	2.999	2.660	2.283	1.881	1.448
104- 4	4.210	4.013	3.789	3.537	3.255	2.942	2.594	2.207	1.794	1.349
104- 8	4.187	3.985	3.755	3.496	3.207	2.886	2.528	2.131	1.707	1.250
AVG LIFE	6.48	5.09	4.07	3.31	2.73	2.28	1.93	1.64	1.42	1.24
DURATION	5.21	4.23	3.48	2.90	2.45	2.09	1.79	1.55	1.35	1.19
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/18	5/18	5/18	5/18	5/18	5/18	5/18	5/11	6/09	5/08

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC

COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_12CB_FIN 30 year 5.7's

User ID: kleibowl Deals Directory: /opt/intex/deals Date: 05/22/2003 16:06:21

Bond: IA1 Balance: 676,089,000 Coupon: 5.500000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 5.95 WAM: 316.84
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
101-15.50	5.395	5.298	5.186	5.063	4.932	4.794	4.648	4.496	4.346	4.039
101-19.50	5.384	5.281	5.161	5.030	4.890	4.743	4.587	4.426	4.266	3.938
101-23.50	5.373	5.263	5.136	4.997	4.849	4.692	4.526	4.355	4.185	3.837
101-27.50	5.362	5.246	5.111	4.964	4.807	4.641	4.466	4.285	4.105	3.736
101-31.50	5.350	5.228	5.086	4.931	4.765	4.590	4.405	4.214	4.025	3.636
102-03.50	5.339	5.211	5.061	4.898	4.724	4.540	4.345	4.144	3.945	3.536
102-07.50	5.328	5.193	5.037	4.865	4.683	4.489	4.285	4.074	3.865	3.436
102-11.50	5.317	5.176	5.012	4.833	4.641	4.439	4.225	4.004	3.785	3.336
102-15.50	5.306	5.159	4.987	4.800	4.600	4.389	4.166	3.935	3.706	3.236
102-19.50	5.295	5.141	4.963	4.768	4.559	4.339	4.106	3.865	3.626	3.137
102-23.50	5.284	5.124	4.938	4.735	4.518	4.289	4.047	3.796	3.547	3.038
*102-27.50	5.273	5.107	4.914	4.703	4.478	4.239	3.987	3.727	3.468	2.939
102-31.50	5.262	5.090	4.890	4.671	4.437	4.189	3.928	3.658	3.390	2.840
103-03.50	5.251	5.073	4.865	4.638	4.396	4.140	3.869	3.589	3.311	2.742
103-07.50	5.240	5.055	4.841	4.606	4.356	4.090	3.810	3.520	3.233	2.644
103-11.50	5.229	5.038	4.817	4.574	4.315	4.041	3.751	3.451	3.154	2.546
103-15.50	5.219	5.021	4.793	4.542	4.275	3.992	3.692	3.383	3.076	2.448
103-19.50	5.208	5.004	4.769	4.510	4.235	3.943	3.634	3.315	2.998	2.350
103-23.50	5.197	4.987	4.744	4.478	4.194	3.894	3.576	3.246	2.921	2.253
103-27.50	5.186	4.971	4.720	4.447	4.154	3.845	3.517	3.178	2.843	2.156
103-31.50	5.175	4.954	4.697	4.415	4.114	3.796	3.459	3.111	2.766	2.059
104-03.50	5.164	4.937	4.673	4.383	4.074	3.747	3.401	3.043	2.688	1.962
104-07.50	5.154	4.920	4.649	4.352	4.035	3.699	3.343	2.975	2.611	1.866
AVG LIFE	19.00	10.37	6.53	4.58	3.45	2.74	2.24	1.89	1.64	1.29
DURATION	11.03	7.04	4.96	3.74	2.97	2.43	2.04	1.75	1.53	1.23
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/33	5/33	5/33	5/33	5/33	5/33	1/33	6/10	11/08	4/07

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.


CSC
COUNTRYWIDE SECURITIES CORPORATION
A Countrywide Capital Markets Company

Yields Given Prices Report CW03_12CB_FIN 30 year 5.7's

User ID: kleibowl Deals Directory: /opt/intex/deals Date: 05/22/2003 16:06:23

Bond: IIA1 Balance: 183,307,000 Coupon: 5.000000

Delay: 24 Class Factor: 1.00 Accruing Since: 5/01/2003
Settlement Date: 5/30/2003 WHOLE 30 year WAC: 5.95 WAM: 316.84
>>>>> Prepayment Ramp begins at 6.000 and rises to 25.000 by month 12.<<<<

Months 480	PPC 0	PPC 25	PPC 50	PPC 75	PPC 100	PPC 125	PPC 150	PPC 175	PPC 200	PPC 250
101-16	4.771	4.688	4.593	4.487	4.372	4.248	4.117	3.980	3.843	3.564
101-20	4.752	4.663	4.562	4.449	4.326	4.194	4.055	3.909	3.762	3.464
101-24	4.733	4.639	4.531	4.411	4.281	4.141	3.992	3.837	3.681	3.365
101-28	4.714	4.614	4.500	4.373	4.235	4.087	3.930	3.765	3.601	3.265
102- 0	4.695	4.590	4.470	4.336	4.190	4.034	3.868	3.694	3.520	3.166
102- 4	4.676	4.566	4.439	4.298	4.145	3.980	3.806	3.623	3.440	3.067
102- 8	4.657	4.542	4.409	4.261	4.100	3.927	3.744	3.552	3.360	2.969
102-12	4.639	4.517	4.378	4.224	4.055	3.874	3.682	3.481	3.280	2.870
102-16	4.620	4.493	4.348	4.186	4.010	3.821	3.620	3.410	3.200	2.772
102-20	4.601	4.469	4.318	4.149	3.965	3.768	3.559	3.340	3.121	2.674
102-24	4.583	4.445	4.287	4.112	3.921	3.715	3.497	3.270	3.041	2.576
*102-28	4.564	4.421	4.257	4.075	3.876	3.663	3.436	3.199	2.962	2.479
103- 0	4.546	4.397	4.227	4.038	3.832	3.610	3.375	3.129	2.883	2.382
103- 4	4.527	4.373	4.197	4.001	3.787	3.558	3.314	3.059	2.804	2.284
103- 8	4.508	4.349	4.167	3.964	3.743	3.506	3.253	2.990	2.725	2.188
103-12	4.490	4.326	4.137	3.928	3.699	3.454	3.193	2.920	2.647	2.091
103-16	4.472	4.302	4.107	3.891	3.655	3.402	3.132	2.850	2.568	1.994
103-20	4.453	4.278	4.078	3.854	3.611	3.350	3.072	2.781	2.490	1.898
103-24	4.435	4.254	4.048	3.818	3.567	3.298	3.011	2.712	2.412	1.802
103-28	4.416	4.231	4.018	3.782	3.523	3.246	2.951	2.643	2.334	1.706
104- 0	4.398	4.207	3.989	3.745	3.480	3.195	2.891	2.574	2.257	1.611
104- 4	4.380	4.184	3.959	3.709	3.436	3.143	2.831	2.505	2.179	1.515
104- 8	4.362	4.160	3.930	3.673	3.393	3.092	2.772	2.437	2.102	1.420
AVG LIFE	8.40	6.25	4.78	3.77	3.06	2.53	2.14	1.84	1.62	1.30
DURATION	6.51	5.05	4.02	3.27	2.72	2.30	1.98	1.73	1.53	1.24
FIRST PAY	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03	6/03
LAST PAY	5/18	5/18	5/18	5/18	5/18	5/18	5/18	8/10	12/08	5/07

Although the information included in this report has been obtained from sources which we believe to be reliable, we do not guarantee its accuracy or completeness. All information contained herein is subject to change without notice. This report is for informative purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any securities. The accuracy of the financial projections is dependent on the occurrence of future events which cannot be assured, therefore, the actual details achieved during the projection period may vary from the projections.